SONS OF GWALIA LTD

ACN 008 994 287

02 SEP 20 AM 10: 10

GWALIA

10 September, 2002
1104:tcl

Mr Samuel Wolff
Special Counsel
Securities & Exchange Commission
Office of International corporate Finance
450 5th Street, NW
Washington DC 20549
USA

02076246

SUPPL

Dear Sir

FILE NBR 82-1039

In accordance with Rule 12g3-2(b) of the Securities Exchange Act, we enclose herewith the following, which have been released to the Australian Stock Exchange:

- Letter advising availability of presentation made to analysts, brokers and institutions on 8 August 2002;
- Letter on SGW's mineral sands strategy;
- Media release on SGW's mineral sands strategy;
- Letter on SGW's preliminary final report for the 2002 financial year;
- Media release on SGW's preliminary final report for the 2002 financial year;
- SGW's preliminary final report for the 2002 financial year;
- Letter advising availability of presentation made to analysts, brokers and institutions on 29 August 2002; and
- Letter sent to shareholders on preliminary final report for the 2002 financial year

Yours faithfully

For and on behalf of
Sons of Gwalia Ltd

PROCESSED
SEP 24 2002
THOMSON
FINANCIAL

for **Peter Lalor**
Executive Chairman

Att

Copy: Jo-Ann R Ward
Citibank NA, New York

16 Parliament Place, PMB 16, West Perth, Western Australia 6872
Tel (61-8) 9263 5555 Fax (61-8) 9481 1271
E-Mail: gwalia@sog.com.au
www.sog.com.au

SONS OF GWALIA LTD
ACN 008 994 287

02 SEP 20 AM 10:21

COPY

15 August, 2002
1095:tcl

Company Announcements Office
Australian Stock Exchange
sent via asxonline.com.au

Dear Sir

Sons of Gwalia Ltd (the "Company") conducted a site visit for several analysts, brokers and institutions on Thursday 8th and Friday 9th August 2002.

The primary focus of this visit was the 5 year Gold Division plans as detailed in the Company's quarterly announcement made to the market on 18th July 2002.

The presentations from the site visits are available on the Company's website at www.sog.com.au.

Yours faithfully

For and on behalf of
Sons of Gwalia Ltd

Stephen Pearce
Company Secretary

16 Parliament Place, PMB 16, West Perth, Western Australia 6872
Tel: (61-8) 9263 5555 Fax: (61-8) 9481 1271
E-Mail: gwalia@sog.com.au
www.sog.com.au

SONS OF GWALIA LTD
ACN 008 994 287

02 SEP 20 AM 10:21

GWALIA

PKL:EF:02.366
26 August 2002

The Companies Announcements Office
Australian Stock Exchange Ltd
20 Bond Street
Sydney NSW 2000

Dear Sirs

SONS OF GWALIA CONSOLIDATES MINERAL SANDS STRATEGY

Sons of Gwalia Ltd. ("Gwalia") wishes to announce that it has entered into an agreement with BeMaX Ltd. ("BeMaX") in relation to the BIP Mineral Sands Joint Venture ("BIPJV") in the Murray Basin region of New South Wales. The BIPJV includes the Ginkgo Project. The current Joint Venture interests in the BIPJV are BeMaX 75% and Gwalia 25%.

<u>Details of the BIPJV are set out in Annexure "A".</u>

The BIPJV also includes large tenement areas and other mineral sands resources in the Murray Basin region.

<u>Murray Basin Regional Map</u>



Ginkgo Project
Twelve Mile Project
Prungle Project
Mildura
THURLA PROCESSING PLANT
New South Wales
Victoria
WEMEN MINE
Ouyen Project
N
40
kilometres
WA
NT
Qld
SA
NSW
AUSTRALIA
MBT Tenements (SGW 50%)
BIP JV Tenements (SGW 25%)
Heavy Mineral Sands Deposit
State Boarder

16 Parliament Place, PMB 16, West Perth, Western Australia 6872
Tel: (61-8)9263 5555 Fax:(61-8)9481 1271
E-Mail: gwalia@sog.com.au
www.sog.com.au

AGREEMENT BETWEEN GWALIA AND BEMAX

1. Subject to Clause 2 and on or before 31 October 2002, BeMaX has agreed to purchase Gwalia's 25% interest in the BIPJV in consideration of the payment of the sum of $10 million in cash and a further $4 million in a combination of cash or shares in BeMaX.

   The acquisition by BeMaX of the 25% interest in the BIPJV is subject to the approval of shareholders of BeMaX, regulatory approvals and to acquisition finance.

2. At the same time, BeMaX has granted Gwalia the option to acquire a 50% interest in the BIPJV by Gwalia retaining the 25% interest and acquiring a further 25% interest in the BIPJV such option to be exercised by Gwalia on or before 29 November 2002. In the event of Gwalia exercising its option to move to a 50% interest in the BIPJV the net consideration payable by Gwalia to BeMaX will be the sum of $25 million.

3. Both parties have agreed to move forward with the completion of the Debt Information Memorandum and Draft Term Sheet to potential financiers.

The above agreement provides Gwalia with the opportunity to evaluate the merits of increasing its interest in the BIPJV and the Murray Basin mineral sands province or, alternatively, to exist from the BIPJV at a profit.

BEMAX AND GWALIA ENTER INTO SALE AND PURCHASE AGREEMENT FOR PRODUCT FROM GINKGO

The BIPJV parties also wish to announce that, subject to execution of documentation, they have entered into a Sale and Purchase Agreement with a large global consumer in relation to the supply of heavy mineral concentrates ("HMC") from the Gingko Project.

Under the terms of the Agreement, the secondary ilmenite (65% TiO_2) and leucoxene (68% TiO2) which form the bulk of the product to be produced from Gingko will be sold. Purchase of the premium grade zircon product by the customer will be as principal for resale to global customers.

Contracts for the sale of the Rutile product are currently being negotiated.

SALE OF RZM CABLE SANDS

Gwalia also wishes to advise that Nissho Iwai, a substantial Japanese trading house which is the sole owner of RZM Cable Sands, is considering the sale of its mineral sands assets in Australia all of which are held within RZM Cable Sands.

Gwalia has been invited to participate in this process, and it is Gwalia's intention to assess the RZM Cable Sands assets both in the context of its broader Mineral Sands strategy and in respect to its position in the Murray Basin.

The three main assets of RZM Cable Sands comprise the following -

(i) **100% of the Cable Sands operations in Western Australia, which comprise:**

- Three wholly owned and operated mineral sands mines at Sandalwood, Jangardup and Yarloop.
- A dry minerals separation plant at Bunbury with a nameplate capacity in excess of 700,000 tonnes per annum of HMC.
- A portfolio of development opportunities in the South-West of Western Australia which are expected to extend the life of the Cable Sands operations.

(ii) **50% of the Murray Basin Joint Venture ("MBJV")**

The MBJV is an unincorporated joint venture between RZM Cable Sands (50%) and Gwalia (50%).

The MBJV is the first and currently the only mineral sands producer in the Murray Basin. The MBJV operates the Wemen Project in the Murray Basin, which was commissioned as the first stage of a multi-stage development project in January 2001. It is a relatively small-scale operation, with capacity to produce up to 114,000tpa HMC. It was designed to identify important parameters (including resource estimating procedures, mining method selection, process flowsheet design and target product market segments) necessary to minimise the risk associated with the proposed development of a large scale operation (in excess of 400,000tpa HMC) envisaged for Stage II.

Since the establishment of the MBJV in March 2000, exploration activities have increased the contained heavy mineral resources within the MBJV project area from approximately 5 million to in excess of 21 million tonnes. The recent discovery of the Ouyen prospect has added significant high grade HM resources to the MBJV and could substantially extend the life of the Wemen Project.

(iii)**RZM Cable Sands Marketing Division**

RZM Cable Sands has a long established presence in the mineral sands industry and the consistent supply of high quality product to the market has established both "RZM" and "Cable Sands" as premium brand names.

GWALIA MINERAL SANDS STRATEGY

Gwalia's original entry into the Murray Basin region was through its acquisition of a 50% interest in the MBJV with RZM Cable Sands. Gwalia has always taken the view that, although the Murray Basin represents a significant new mineral sands province, the various resources in the region needed to be consolidated to ensure sustainable benefits in areas such as capital allocation, productivity and marketing.

Since the original entry by Gwalia into the Murray Basin, the reserves and resource base in the Basin have increased significantly and its status has been substantially upgraded due to factors such as the commencement of the Wemen Project, strong acceptance by customers of the Wemen product and the consolidation of the Douglas Project by Basin Minerals and Iluka.

Gwalia has now strategically positioned itself to review its current holdings and options in the Murray Basin with the objective of making a decision as to whether it is both economic and beneficial to shareholders to move to a further stage of acquisition and consolidation. This decision will be made after careful analysis of its existing assets and the options it has in respect of both the transaction with BeMaX and the potential sale of RZM Cable Sands by Nissho Iwai.

BENEFIT TO GWALIA SHAREHOLDERS

As a result of the above transactions, Gwalia has achieved a significant and strategic position which provides it with the opportunity to create a large new Australian based mineral sands producer. This could be achieved by acquiring a 50% interest in the Ginkgo Project and other BIP resources, a 100% interest in the MBTJV and Wemen project and consideration of the acquisition of RZM Cable Sands' operations.

Yours faithfully

PETER LALOR
EXECUTIVE CHAIRMAN

ANNEXURE "A"

BIPJV Assets

BeMaX and Gwalia are jointly developing the Ginkgo Mineral Sands Project.

Gwalia currently owns a 25% minority interest in the BIPJV and also owns 16% of BeMaX which owns the remaining 75% of the Joint Venture.

Since completion of the Bankable Feasibility Study ("BFS") in February 2002, the Joint Venture parties committed to a Definitive Feasibility Study ("DFS") phase, where the Project capital and operating parameters are being optimised.

The Project is forecast to generate strong cashflows over a long reserve life and is intended to be financed via a combination of equity and project debt.

Project Highlights

Some key highlights of the Project are:

- Large reserve base of 5.7 million tonnes ("Mt") of Heavy Minerals ("HM") and a projected mine life of some 13 years;
- Quality resource with low mineralogical variation across the ore-body, a low slimes content and low induration;
- Long term offtake agreements for a substantial proportion of annual sales tonnage are now in place;
- Project to be competitive, within the second quartile of titanium feedstock producers, when comparing revenue to cash costs;
- Strong upside potential through expected future development of other mineral sand resources controlled by the BIP Joint Venture including Snapper which is located proximate to Ginkgo.

The regional map also outlines the location of the first mine development within the Murray Basin at Wemen, 90 km south-west of Mildura in Victoria. Wemen, and the other MBT resources, are owned and operated by the Murray Basin Titanium Joint Venture ("Murray Basin Titanium"), controlled 50% by Sons of Gwalia and 50% by RZM / Cable Sands Group, a subsidiary of Nissho Iwai.

Products

Ginkgo is to produce between 250,000 and 300,000 tonnes per annum HMC which will include titanium feedstock, rutile, roasted ilmenite, altered and natural ilmenite, and zircon.

Titanium feedstocks are consumed primarily in the production of titanium dioxide ("TiO_2") pigment which is used in the production of paints and paper. Zircon is used primarily in the production of refractory glass and opacifiers.

MEDIA Release

GWALIA

26 August 2002

SONS OF GWALIA CONSOLIDATES MINERALS SAND STRATEGY

Sons of Gwalia Ltd. ("Gwalia") today announced that it had entered into a number of transactions which provide it with the opportunity to significantly enhance its mineral sands business.

AGREEMENT WITH BEMAX LTD. VARIED

Gwalia said that it had entered into an agreement with BeMaX which gave it the option to increase its holding from 25% to 50% in the Murray Basin BIP/Ginkgo Project or exit its current 25% holding.

SALE AND PURCHASE AGREEMENT FOR GINKGO PROUCTION ESTABLISHED

BeMaX and Gwalia have also entered into a Sale and Purchase agreement with a major global consumer of titanium minerals which would account for the sale of a significant proportion of the product to be produced from the Ginkgo Project.

Gwalia and BeMaX have agreed to move forward with the completion of the Debt Information Memorandum and Draft Term Report to potential financiers during the period of Gwalia's option to increase its position which expires on 29 November 2002.

GWALIA TO CONSIDER RZM CABLE SANDS

Gwalia has also been invited to participate in the intended sale by Nissho Iwai of its 100% interest in RZM Cable Sands ("RZM").

RZM is a significant producer of titanium minerals with mines and processing facilities in Western Australia and a long established presence in the mineral sands industry.

RZM and Gwalia are also joint 50/50 partners in the Murray Basin Titanium Project in the Murray Basin ("MBTJV"). The MBTJV operates the Wemen project which is the first operating mineral sands mine in the Murray Basin.

RZM's 50% interest in the MBTJV is also being offered for sale along with its Cable Sands operations.

GWALIA MINERAL SANDS STRATEGY ENHANCED

Gwalia said that the Murray Basin had become a significant new mineral sands province and that resources in the region had increased substantially over the last two years.

Gwalia has now strategically positioned itself to review its current holdings and options in the Murray Basin with the objective of making a decision as to whether it is both economical and beneficial to shareholders to move to a further stage of consolidation.

The Executive Chairman of Gwalia, Mr Peter Lalor, said:

"As a result of the above transactions, Gwalia has achieved a significant and strategic position which provides the Company with the opportunity to create a large and new Australian based mineral sands producer. This could be achieved by acquiring a 50% interest in the Ginkgo Project and other BIP resources, a 100% interest in the MBTJV and Wemen project and consideration of the acquisition of RZM Cable Sands' operations".

<u>Murray Basin Regional Map</u>


Ginkgo Project
Twelve Mile Project
Prungle Project
Mildura
THURLA PROCESSING PLANT
New South Wales
Victoria
WEMEN MINE
Ouyen Project
N
40
kilometres
NT
Qld
WA
SA
NSW
VIC
AUSTRALIA
MBT Tenements (SGW 50%)
BIP JV Tenements (SGW 25%)
Heavy Mineral Sands Deposit
State Boarder

For more information please contact:

Peter Lalor, Executive Chairman
Mark Cutifani, Managing Director
David Paull, General Manager - Business Development

Or our home page on www.sog.com.au

Tel: (618) 9263 5555 Fax: (618) 9481 1271

mrel/02.007

SONS OF GWALIA LTD
ACN 008 994 287

GWALIA

PKL:EF:02.367
28 August 2002

The Companies Announcements Office
Australian Stock Exchange Ltd
20 Bond Street
Sydney NSW 2000

Dear Sirs

Preliminary Final Report for the 2002 Financial Year

Key Financials

Profit after tax	**$57.2m**
Profit after tax and before significant items	**$69.3m**
EBITDA (before significant items).	**$170.9m**
Cashflow from Operations before mine development	**$154.6m**
Revenues increase (%)	**22.7**
Return on equity before significant items (%)	**11.2**
Dividends (cents/share)	**7.5 cents**
Gearing (%)	**28.9**
Interest cover (times)	**6.7**

16 Parliament Place, PMB 16, West Perth, Western Australia 6872
Tel: (61-8) 9263 5555 Fax: (61-8) 9481 1271
E-Mail: gwalia@sog.com.au
www.sog.com.au

Strong Net Profit after Tax and Significant Items

Sons of Gwalia Ltd. ("the Company") is pleased to report a consolidated operating profit after tax of $57.2 million for the 2001/2002 financial year.

Record Net Profit After Tax But Before Significant Items

The profit after tax but before significant items was a record $69.3 million and represents the tenth consecutive increase in consolidated operating profit after tax before significant items.

Significant Items

Significant items totalling $17.3 million before tax ($12.1 million after tax) were included in the full year results. Following a reassessment of the Sons of Gwalia mine at Leonora the Company resolved to write down part of the carrying value of the Sons of Gwalia underground mine by $25.0 million to $15 million. However, it should be noted that the Gwalia Deeps project, which is situated below the area of the Sons of Gwalia underground operations, is carried at cost of only $10.0 million and remains a high priority development opportunity within the Company's gold portfolio.

The write-down of the Sons of Gwalia underground mine was, in part, offset by the profit on the sale of the Company's interest in the Kemerton Silica Sand project of $7.7 million.

Revenues Increase by 22.7%

Revenues increased significantly as against the previous year from $436 million to $535 million, an increase of 22.7%.

Gold division EBIT (before significant items) decreased 13.8% to $54.9 million based on annual gold production of 541,224 ounces.

Minerals division EBIT increased 30.4% to $80.0 million from record tantalum production and sales of 2.0 million lbs. Ta_2O_5.

Earnings per Share and Return on Capital

Earnings per share after tax, and before significant items, amounted to 46.2 cents per share.

Return on shareholders funds after tax and before significant items was 11.2 per cent.

Operating cash flow amounted to $57.6 million equivalent to 38.4 cents per share.

Operating cash flow before exploration expenditure, interest expense, mine development and income tax amounted to $154.6 million or $1.03 per share.

Balance Sheet

As at 30 June 2002, the Company had issued United States Dollar denominated Private Notes totalling A$299.0 million (US$170 million) and had incurred A$ debt of $23.3 million. The company had cash on hand of $70.2 million.

The net debt of $252.1 million compares to net assets of $620.6 million and represents a net debt to debt plus equity ratio of 28.9%.

The Company's USD Private Notes require no principal repayments before November 2006.

Dividend

The Directors have declared an unfranked final dividend of 7.5 cents per share bringing the total dividend for the year to 20 cents. The dividend will be paid on Wednesday 13 November 2002. The record date for determining dividend entitlements will be 5 p.m. (WST) on Friday 31 October 2002.

The Company has a long standing policy of paying dividends which it intends to continue. However, some of the Company's existing and potential businesses require near term cash injections to enable the Company to maintain a strong and sustainable growth profile. These include mine development and exploration costs relating to the expansion of the gold business, the completion of the tantalum expansion programmes and the potential for further investments in the mineral sands business.

The Directors have therefore resolved to reduce the final dividend by 5 cents per share to 7.5 cents per share representing an annual yield of approximately 4 per cent for the year at the current share price. While the Company pursues these growth initiatives, future dividend payments are likely to be impacted to the same degree.

Merger Benefits from Gold Business Achieved and Further Cost Savings

The Company has continued to extract the synergistic and merger benefits from the PacMin acquisition and has now achieved the target of $8.0 million. The Company will continue to reduce costs wherever possible and is also progressing with its business improvement programme which has already provided substantial cost savings from both the gold and tantalum businesses.

Gold Outlook

The Australian dollar gold price is extremely difficult to forecast due, not only to the future US dollar gold price but, perhaps more importantly, the Australian dollar / US dollar exchange rate which has been highly volatile.

The Company anticipates delivering all of its forecast gold production over the next few years in the range of A$585 - A$600 per ounce. This forecast is based on the Company's existing gold hedging programmes and on a gold delivery schedule of in excess of 600,000 ounces a year for at least the next five years.

For this reason, the Company's cash flow forecasts from its Gold Division are relatively certain, assuming the achievement of forecast gold production and costs and taking into account the aforementioned hedge book positions.

Tantalum Market

The Company has increased its market share in the supply of tantalum raw materials to in excess of 40% of global supply over the last twelve months, primarily due to the sales contracts with its major customers and the fact that other alternative supply sources have been curtailed due to negative global economic conditions and the consequent reduction in demand for tantalum.

The Company completed the two major expansions of its mines at Greenbushes and Wodgina on time and on budget. Following the finalisation of the development programme at the Greenbushes underground mine, the Company will be in a position to significantly and quickly increase production given evidence of increased demand which, hopefully, will result from better global economic conditions in the future.

Mineral Sands

The Company has previously announced a number of transactions which provide the Company with the opportunity to significantly enhance its position in the mineral sands business, both in the Murray Basin region and generally.

The Company has entered into an agreement with BeMaX Ltd. which will enable the Company to either increase its position to 50% in the Ginkgo Mineral Sands Project in the Murray Basin or sell to BeMaX its 25% interest in that project. At the same time, BeMaX and the Company have entered into a Sale and Purchase Agreement for a significant percentage of the product from the Ginkgo Project with a major global consumer of titanium minerals.

The Company has also been advised that the 50% interest in the Murray Basin Titanium Joint Venture held by RZM Cable Sands is also to be sold. The Company is in a 50/50 Joint Venture with RZM Cable Sands in this project.

Nissho Iwai, the owner of RZM Cable Sands, has also indicated its intention to sell RZM Cable Sands and its Western Australian mineral sands operations.

The Company indicated in its previous announcement that it had been invited to, and will, participate in the sale process, both in respect of Cable Sands itself and the 50% interest in the Murray Basin Titanium Joint Venture.

The Company has achieved a significant and strategic position as a result of these transactions which provide it with the opportunity to create a large new Australian based mineral sands producer.

Outlook

There is clearly a great deal of concern about the global economy. A significant degree of uncertainty exists in relation to the future business cycle and the impact on both demand and prices for metals and other commodities.

The Company has protected its revenues in both tantalum and gold by sales contracts and hedging arrangements respectively and this should ensure the generation of significant cashflows in the coming year prior to near term re-investment in our existing businesses and new projects.

To a great degree, growth in the tantalum business will depend on an improvement in global economic conditions.

Corporate Strategy

The Company's strategies and objectives in the foreseeable future are to:

(i) increase gold production to in excess of 600,000 ounces per annum on a sustainable basis;

(ii) generate strong and consistent cashflow and margins from the gold business;

(iii) operate its tantalum mines in the most efficient manner to deliver targeted tantalum production, at strong cash margins, sufficient to meet its contractual obligations;

(iv) continue to develop the market for tantalum and increase our current market share;

(v) pursue the development and growth of the mineral sands business both in the Murray Basin and generally; and

(vi) pursue growth strategies in the gold business through exploration, new project developments and regional accretion.

Summary

The Company has reported an excellent consolidated operating profit after tax and significant items of $57.2 million which was achieved on both record tantalum production and sales and record gold production. On a before significant items basis, the net profit was a record $69.3 million and represents a tenth consecutive increase for the Company.

Yours faithfully

PETER LALOR
EXECUTIVE CHAIRMAN

MEDIA Release

GWALIA

28 August 2002

SONS OF GWALIA REPORTS NET PROFIT AFTER TAX OF $57.2 MILLION

Sons of Gwalia ("Gwalia") today reported a net profit after tax of $57.2 million for the financial year ended 30 June 2002.

Gwalia said that the after tax profit of $57.2 million included significant items which reduced the profit by $12.1 million. The significant items were a partial write-down in the carrying value of the Sons of Gwalia underground mine by $25 million (before tax) offset by the profit on the sale of the Kemerton Silica Sand project of $7.7 million.

TENTH CONSECUTIVE INCREASE IN PROFIT AFTER TAX BUT BEFORE SIGNIFICANT ITEMS OF $69.3 MILLION

Gwalia said that the profit after tax but before significant items was a record $69.3 million and represents the tenth consecutive increase in consolidated operating profit after tax and before significant items.

Gwalia said that the after tax profit of $57.2 million was based on a 22.7% increase in revenues to $535 million for the full year.

Earnings before interest, tax, depreciation and amortisation ("EBITDA") increased to a record $170.9 million (before significant items).

The earnings before interest and tax ("EBIT") contribution from the Minerals Division increased 30.4% to $80 million based on increased tantalum production and sales.

Gold Division EBIT decreased 13.8% to $55 million (before significant items) based on annual gold production of 541,224 ounces.

Sons of Gwalia Ltd.
16 Parliament Place, PMB 16, West Perth, Western Australia 6872
Tel: (61-8)9263 5555 Fax:(61-8)9481 1271
E-Mail: gwalia@sog.com.au
www.sog.com.au

FINAL DIVIDEND OF 7.5 CENTS BRINGING THE FULL YEAR TO 20 CENTS

The Directors declared a unfranked final dividend of 7.5 cents per share bringing the final dividend for the year to 20 cents which represents an annual yield of 4% for the financial year at the current share price. The final dividend was reduced by 5 cents per share, compared to the previous year.

Gwalia said that it has a long-standing policy of paying dividends which it intends to continue. However, a number of the Company's existing and potential businesses require near term cash investment to enable the Company to maintain a sustainable growth profile. These included the mining, development and exploration costs relating to the current expansion of its gold business, the completion of its tantalum expansion programmes and its rapidly expanding mineral sands business.

CORPORATE STRATEGIES IN GOLD, TANTALUM AND MINERAL SANDS TO BE PURSUED

Gwalia said that its key strategies and objectives in the foreseeable future were based on:

(i) increasing gold production to in excess of 600,000 ounces per annum on a sustainable basis and generating strong and consistent cashflow and margins from this business;

(ii) operating its tantalum mines in the most efficient manner to deliver targeted tantalum production, at strong cash margins, sufficient to meet its contractual obligations; and

(iii) pursuing the development and growth of the mineral sands business both in the Murray Basin and generally. This included recent developments involving BeMaX Ltd., the Ginkgo Project and the sale of RZM Cable Sands by Nissho Iwai.

Summary and Outlook

Gwalia said that there is clearly a great deal of concern about the global economy and that a great deal of uncertainty exists in relation to the future business cycle and the impact of both demand and prices for metals and other commodities.

Despite this, its revenues are protected in both tantalum and gold by sales contracts and hedging arrangements respectively.

Gwalia said that ongoing growth in the tantalum business will depend on an improvement in economic conditions and increased demand for the product.

The Executive Chairman, Mr Peter Lalor, said:

"The Company has reported its tenth consecutive increase after tax and before significant items despite very difficult economic and trading conditions. We will endeavour to continue our record of producing strong results and returns to shareholders along with growing our core businesses in the future."

For more information please contact:

Peter Lalor, Executive Chairman
Mark Cutifani, Managing Director
David Paull, General Manager - Business Development

Or our home page on www.sog.com.au

Tel: (618) 9263 5555 Fax: (618) 9481 1271

mrel/02.008

02 SEP 20

Rules 4.1, 4.3

COPY

Appendix 4B

~~Half yearly~~/preliminary final report

Introduced 30/6/2002.

Name of entity

SONS OF GWALIA LTD

ABN or equivalent company reference	Half yearly *(tick)*	Preliminary final *(tick)*	~~Half year~~/financial year ended ('current period')
46 008 994 287		✓	**30 JUNE 2002**

For announcement to the market

Extracts from this report for announcement to the market (see note 1). $A'000

Revenues from ordinary activities *(item 1.1)*	up/~~down~~	22.70%	to	534,951
Profit (loss) from ordinary activities after tax attributable to members (*item 1.22*) (refer significant items page 2)	~~up~~/down	10.24%	to	57,163
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d)*)	gain (loss) of			
Net profit (loss) for the period attributable to members *(item 1.11)*	~~up~~/down	10.24%	to	57,163

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	7.5¢	-¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	12.5¢	-¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*: 31 OCTOBER 2002

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Condensed consolidated statement of financial performance

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*	534,951	435,971
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27)*	(442,675)	(333,120)
1.3	Borrowing costs	(21,965)	(16,272)
1.4	Share of net profits (losses) of associates and joint venture entities (*see item 16.7*)	-	-
1.5	**Profit (loss) from ordinary activities before tax**	**70,311**	**86,579**
1.6	Income tax on ordinary activities *(see note 4)* (Note A)	(13,148)	(22,897)
1.7	**Profit (loss) from ordinary activities after tax**	**57,163**	**63,682**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	**57,163**	**63,682**
1.10	Net profit (loss) attributable to outside +equity interests	-	-
1.11	**Net profit (loss) for the period attributable to members**	**57,163**	**63,682**
	Non-owner transaction changes in equity		
1.12	Increase (decrease) in revaluation reserves	-	-
1.13	Net exchange differences recognised in equity	(27)	-
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)	-	-
1.15	Initial adjustments from UIG transitional provisions	-	-
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	(27)	-
1.17	**Total changes in equity not resulting from transactions with owners as owners**	**57,136**	**63,682**

Earnings per security (EPS)		Current period	Previous corresponding period
1.18	Basic EPS	$0.382	$0.539
1.19	Diluted EPS	-	-

Significant Items

The following non-recurring items are included in profit from ordinary activities and disclosed on a post-tax basis as significant items due to their size or nature.

- **WRITEDOWN OF THE LEONORA UNDERGROUND MINE**

  A $25 million write down of the carrying value of the Sons of Gwalia Underground Mine at Leonora resulted in an after tax charge to profit for the year of $19.8 million.

- **SALE OF KEMERTON SILICA SAND PTY LTD**

  In March 2002, the company's interest in Kemerton Silica Sand Pty Ltd was sold for $15 million resulting in a profit after tax of $7.7 million recognised in the year.

+ See chapter 19 for defined terms.

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period $A'000	Previous corresponding period $A'000
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	57,163	63,682
1.21	Less (plus) outside +equity interests	-	-
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**57,163**	**63,682**

Revenue and expenses from ordinary activities *(see note 15)*

		Current period $A'000	Previous corresponding period $A'000
1.23	Revenue from sales or services	520,035	428,939
1.24	Interest revenue	2,754	2,596
1.25	Other relevant revenue:		
	- Profit on sale of non-current assets	8,079	1,346
	- Gains from management of gold and FX contracts	2,559	599
	- Other	1,524	2,491
		12,162	4,436
	Revenues from ordinary activities	534,951	435,971
1.26	Details of relevant expenses:		
	- Cost of production	303,867	229,929
	- Selling expenses	7,313	6,630
	- Royalties paid	14,222	11,004
	- Administration expenses	20,913	18,792
	- Writedown of mining properties	25,000	2,000
	- Exploration expensed	8,000	10,064
	- Other	7,430	6,916
		386,745	285,335
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	55,930	47,785
Capitalised outlays			
1.28	Interest costs capitalised in asset values	4,418	400
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	-	-

Consolidated retained profits

		Current period $A'000	Previous corresponding period $A'000
1.30	Retained profits (accumulated losses) at the beginning of the financial period	101,501	68,243
1.31	Net profit (loss) attributable to members (*item 1.11*)	57,163	63,682
1.32	Net transfers from (to) reserves *(details if material)*	-	-
1.33	Net effect of changes in accounting policies	-	-
1.34	Dividends and other equity distributions paid or payable	(23,275)	(30,424)
1.35	**Retained profits (accumulated losses) at end of financial period**	**135,389**	**101,501**

+ See chapter 19 for defined terms.

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	-	-	-	-
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	-	-	-	-
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

Comparison of half year profits

(Preliminary final report only)

		Current year $A'000	Previous year $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	34,542	26,083
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	* 22,621	37,599

* The 2nd half result includes significant items explained on page 2 of this report.

Condensed consolidated statement of financial position

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	70,241	75,745	125,262
4.2	Receivables	36,774	34,612	36,880
4.3	Other financial assets	150	158	167
4.4	Inventories	60,490	33,598	62,054
4.5	Tax assets	-	-	-
4.6	Other (provide details if material)	1,683	476	1,621
4.7	**Total current assets**	**169,338**	**144,589**	**225,984**
	Non-current assets			
4.8	Receivables	96	-	96
4.9	Investments (equity accounted)	-	-	-
4.10	Other investments	13,738	13,331	13,590
4.11	Inventories (gold ore stockpiles)	18,173	16,268	18,173
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	327,576	147,998	226,966
4.13	Development properties (+mining entities)	435,849	234,264	419,331
4.14	Other property, plant and equipment (net)	244,701	141,632	312,285
4.15	Intangibles (net)	-	-	-
4.16	Deferred tax assets	22,819	12,257	15,117
4.17	Other (provide details if material) (Note B)	27,018	34,833	40,616
4.18	**Total non-current assets**	**1,089,970**	**600,583**	**1,046,174**
4.19	**Total assets**	**1,259,308**	**745,172**	**1,272,158**
	Current liabilities			
4.20	Payables	100,028	57,910	103,387
4.21	Interest bearing liabilities	7,896	2,552	32,957
4.22	Tax liabilities	697	0	0
4.23	Provisions exc. tax liabilities	10,506	21,259	25,910
4.24	Other (provide details if material)	894	682	0
4.25	**Total current liabilities**	**120,021**	**82,403**	**162,254**
	Non-current liabilities			
4.26	Payables	-	-	-
4.27	Interest bearing liabilities (Note C)	345,268	239,359	372,535
4.28	Deferred tax liabilities	138,952	89,083	124,978
4.29	Provisions exc. tax liabilities	17,519	13,698	19,009
4.30	Other (provide details if material) (Note D)	16,910	-	-
4.31	**Total non-current liabilities**	**518,649**	**342,140**	**516,522**
4.32	**Total liabilities**	**638,670**	**424,543**	**678,776**
4.33	**Net assets**	**620,638**	**320,629**	**593,382**

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position continued

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Equity			
4.34	Capital/contributed equity	484,933	218,743	480,231
4.35	Reserves	(27)	-	-
4.36	Retained profits (accumulated losses)	135,389	101,501	112,766
4.37	**Equity attributable to members of the parent entity**	**620,295**	**320,244**	**592,997**
4.38	Outside +equity interests in controlled entities	343	385	385
4.39	**Total equity**	**620,638**	**320,629**	**593,382**
4.40	Preference capital included as part of 4.37	-	-	-

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance	147,998	104,979
5.2	Expenditure incurred during current period	12,547	18,574
5.3	Expenditure written off during current period	(8,000)	(10,064)
5.4	Acquisitions, disposals, revaluation increments, etc :		
	- PacMin Mining Corporation takeover (Note E)	185,937	-
	- Other	(5,061)	34,995
5.5	Amortisation of producing areas	(502)	(486)
5.6	Expenditure transferred to Development Properties	(5,343)	-
5.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	**327,576**	**147,998**

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period $A'000
6.1	Opening balance	234,264	196,451
6.2	Expenditure incurred during current period	114,688	55,771
6.3	Expenditure transferred from exploration and evaluation	5,343	-
6.4	Expenditure written off/amortised during current period:		
	- Writedown of Leonora Underground	(25,000)	-
	- Amortised	(34,471)	(37,527)
6.5	Acquisitions, disposals, revaluation increments, etc :		
	- PacMin Mining Corporation takeover (Note E)	138,800	-
	- Other	2,225	19,569
6.6	Expenditure transferred to mine properties	-	-
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*	**435,849**	**234,264**

+ See chapter 19 for defined terms.

Condensed consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	525,004	422,953
7.2	Payments to suppliers and employees	(424,723)	(277,502)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	2,562	2,596
7.6	Interest and other costs of finance paid	(21,260)	(17,568)
7.7	Income taxes (paid) / refunded	528	(6,163)
7.8	Other (provide details if material)		
	- expenditure on exploration interest	(12,547)	(18,635)
	- royalties received	82	206
	- royalties paid	(14,222)	(11,004)
	- other receipts	2,155	1,634
7.9	**Net operating cash flows**	**57,579**	**96,517**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(90,823)	(40,557)
7.11	Proceeds from sale of property, plant and equipment	149	650
7.12	Payment for purchases of equity investments	(5,698)	(6,307)
7.13	Proceeds from sale of equity investments	17,517	696
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	-	-
7.16	Acquisition of controlled entity (Note E)	(42,869)	(28,517)
7.17	Expenditure on mine development	(40,386)	(35,915)
7.18	Other – proceeds on sale of exploration properties	3,044	-
7.19	**Net investing cash flows**	**(159,066)**	**(109,950)**
	Cash flows related to financing activities		
7.20	Proceeds from issues of +securities (shares, options, etc.)	125,756	22,129
7.21	Payment for shares bought back	(2,482)	(659)
7.22	Proceeds from borrowings	202,182	215,117
7.23	Repayment of borrowings	(186,393)	(150,911)
7.24	Dividends paid	(29,133)	(14,787)
7.25	Other (provide details if material)		
	- lease principal repayments	(5,929)	(2,601)
	- premium paid for hedge book restructure	(8,018)	(5,723)
7.26	**Net financing cash flows**	**95,983**	**62,565**
7.27	**Net increase (decrease) in cash held**	(5,504)	**49,132**
7.28	Cash at beginning of period *(see Reconciliation of cash)*	75,745	26,613
7.29	Exchange rate adjustments to item 7.25.	-	-
7.30	**Cash at end of period** *(see Reconciliation of cash)*	**70,241**	**75,745**

+ See chapter 19 for defined terms.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

- During the year the Company acquired 100% of the issued capital of PacMin Mining Corporation Ltd. The consideration for the acquisition included the issue of 23.6 million ordinary shares in the Company and the net cash payment of $42.9 million shown at item 7.16 of the Cashflow Statement. The shares were issued at $5.67 per share for a total of $133.5 million.

- During the year the Company acquired various assets to the value of $1.6 million via finance leases.

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A'000	Previous corresponding period - $A'000
8.1	Cash on hand and at bank	394	314
8.2	Deposits at call	54,113	64,335
8.3	Bank overdraft	-	-
8.4	Other – gold on metal account	15,734	11,096
8.5	**Total cash at end of period** *(item 7.30)*	**70,241**	**75,745**

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.23*)	13.52%	20.18%
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	9.22%	19.89%

+ See chapter 19 for defined terms.

Earnings per security (EPS)

		Current period A$'000	Previous corresponding period $A'000
10.1	Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.		
	a) Basic EPS	$0.382	$0.539
	Note: The EPS includes a net charge for significant items explained on page 2 of this report.		
	b) Diluted EPS (if materially different from (a))		
	c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	149,855,027	118,110,331

NTA backing
(see note 7)

		Current period	Previous corresponding period
11.1	Net tangible asset backing per +ordinary security	N/A	N/A

Discontinuing Operations
(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

+ See chapter 19 for defined terms.

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	PacMin Mining Corporation Limited ("PacMin")
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	A$'000
	- Based on PacMin's existing gold hedge portfolio	18,872
	- Add additional benefit derived from Sons of Gwalia's gold hedge portfolio	11,891
		$30,763
13.3	Date from which such profit has been calculated	1 October 2001
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	$7,177

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/A
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	$
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	13 NOVEMBER 2002
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	31 OCTOBER 2002
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	YES

+ See chapter 19 for defined terms.

Amount per security

			Amount per security	Franked amount per security at % tax (see note 4)	Amount per security of foreign source dividend
	(Preliminary final report only)				
15.4	**Final dividend:**	Current year	7.5¢	0¢	0¢
15.5		Previous year	12.5¢	-¢	-¢
	(Half yearly and preliminary final reports)				
15.6	**Interim dividend:**	Current year	12.5¢	-¢	-¢
15.7		Previous year	12.5¢	-¢	-¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	20¢	25¢
15.9	Preference +securities	-¢	-¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities *(each class separately)*	12,392	15,212
15.11	Preference +securities *(each class separately)*	-	-
15.12	Other equity instruments *(each class separately)*	-	-
15.13	**Total**	**12,392**	**15,212**

The +dividend or distribution plans shown below are in operation.

DIVIDEND REINVESTMENT PLAN AND SHARE INVESTMENT PLAN

The last date(s) for receipt of election notices for the +dividend or distribution plans: 31 OCTOBER 2002

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

+ See chapter 19 for defined terms.

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period $A'000	Previous corresponding period $A'000
16.1 Profit (loss) from ordinary activities before tax	-	-
16.2 Income tax on ordinary activities	-	-
16.3 Profit (loss) from ordinary activities after tax	-	-
16.4 Extraordinary items net of tax	-	-
16.5 Net profit (loss)	-	-
16.6 Adjustments	-	-
16.7 Share of net profit (loss) of associates and joint venture entities	-	-

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) *(item 1.9)*	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period $A'000	Previous corresponding period $A'000
17.2 Total				
17.3 Other material interests				
Murray Basin Titanium Pty Ltd	50%	50%	Nil	Nil
Mines d'Or Salsigne	50%	50%	Nil	Nil
17.4 Total				

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*				
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions				
18.3	**+Ordinary securities**	165,233,720	165,233,720		
18.4	Changes during current period (a) Increases through issues (b) Decreases through buybacks (c) Increases through takeover offer	 20,315,413 340,555 23,560,760		 $6.65 $7.29 $5.67	
18.5	**+Convertible debt securities** *(description and conversion factor)*				
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
	Options *(description & conversion factor)*			*Exercise price*	*Expiry date (if any)*
	Options outstanding at 30 June 2001	591,250 383,704		$6.625 $8.470	12/11/01 12/11/01
18.8	<u>Add</u> Issued during current period	875,000		$7.570	14/11/06
18.9	<u>Less</u> Exercised during current period	517,750		$6.625	12/11/01
18.10	<u>Less</u> Lapsed during current period	73,500 383,704		$6.625 $8.470	12/11/01 12/11/01
18.7	**Options outstanding at 30 June 2002**	875,000		$7.570	14/11/06
18.11	**Debentures** *(description)*				
18.12	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.13	**Unsecured notes** *(description)*				
18.14	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				

+ See chapter 19 for defined terms.

Segment reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.) Refer to attached Note F.

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 *If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting.* ***It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.* [Delete if preliminary final report.]

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

On 1 October 2001 the Company completed the takeover of PacMin. Accordingly, the results include a contribution from PacMin from that date.

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

Nil

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

The increased capital and development expenditure profile of the Company as a result of the significant expansion of its tantalum business, the increased scale of its gold operations as a result of the PacMin takeover and its commitment to continue the development of its mineral sands operations will defer future tax payments thereby limiting the generation of franking credits.

The final dividend to be paid on 13 November 2002 will therefore not be franked and it is also unlikely that any dividends paid in the near term will be franked to a significant extent.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting*. Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

No changes

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

Nil

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

Nil

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	N/A
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	N/A

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	Perth Parmelia Hilton Hotel
Date	Friday 15 November 2002
Time	10.30am
Approximate date the +annual report will be available	16 October 2002

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used: N/A

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does/~~does not~~* *(delete one)* give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.

(Tick one)

☐	The +accounts have been audited.	☐	The +accounts have been subject to review.
✓	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are ~~attached~~/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has/~~does not have~~* *(delete one)* a formally constituted audit committee.

Sign here: .... Date: 28 AUGUST 2002
(Company Secretary)

Print name: STEPHEN PEARCE

+ See chapter 19 for defined terms.

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Condensed consolidated statement of financial performance**

Item 1.1	The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of Financial Performance.*
Item 1.6	This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**

   Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting,* and *AASB 1040: Statement of Financial Position.* Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

   Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Condensed consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows.* Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026.* +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

+ See chapter 19 for defined terms.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, *AASB 1029 Interim Financial Reporting* requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting*. This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15 **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 10*18 must be either *all* according to nature or *all* according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

Relevant Items *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018*. There is an equivalent requirement in *AASB 1029: Interim Financial Reporting*. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16 **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. **Discontinuing operations**

Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations*.

In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

+ See chapter 19 for defined terms.

Notes to the Company's Preliminary Final Report for the July 2001 – June 2002 year

A) The prima facie tax on operating profit differs from the income tax provided in accounts and is calculated as follows:	30/06/02 $'000	30/06/01 $'000
Prima facie tax on operating profit	21,093	29,437
Tax effect of permanent differences:		
Non-deductible amortisation	1,342	1,336
Non-assessable capital gains	(2,336)	(152)
Additional benefit of tax losses previously brought to account at their fair value at acquisition	(2,461)	(6,146)
Tax losses from prior years not previously brought to account	(1,732)	-
Net credit attributable to change in income tax rate	-	(2,339)
Tax benefit on Research and Development tax concession relating to prior years brought to account due to changes in Income tax Legislation	(2,454)	-
Other permanent difference (net)	(304)	761
Income tax expense/(credit) attributable to operating profit	$13,148	$22,897

	30/06/02 $'000	30/06/01 $'000	31/12/01 $'000
B) OTHER (item 4.17)			
Deferred borrowing costs	6,587	5,989	5,625
Unrealised foreign exchange loss on senior unsecured US$ Notes	-	16,224	17,184
Net premium paid for hedge contracts and hedge book restructure	20,431	12,620	17,807
	$27,018	$34,833	$40,616
C) INTEREST BEARING LIABILITIES NON-CURRENT (item 4.27)			
Senior unsecured USD notes	298,980	234,932	236,453
Bank loan	23,333	-	108,275
Lease liability	22,955	4,427	27,807
	$345,268	$239,359	$372,535
D) OTHER (item 4.30)			
Unrealised foreign exchange gain on senior unsecured US$ notes	$16,910	$-	$-

E) ACQUISITIONS, DISPOSALS, REVALUATION INCREMENTS (item 5.4) ACQUISITIONS, DISPOSALS, REVALUATION INCREMENTS (item 6.5) ACQUISITION OF INTEREST IN CONTROLLED ENTITIES (item 7.16)

These items relate to the takeover of PacMin Mining Corporation Ltd on 1 October 2001. Details of acquisition are as follows:	30/06/02 $'000
Consideration Paid:	
- Shares Issued	133,529
- Cash Paid	50,571
	$184,100
Net Assets Acquired:	
- Cash	7,702
- Receivables	2,918
- Investment	1,922
- Inventory	13,091
- Prepayments	707
- Property, Plant and Equipment	42,597
- Mine Development	138,800
- Mineral Exploration Expenditure	185,937
- Current Creditors and Borrowings	(66,687)
- Non Current Creditors and Borrowings	(105,379)
- Provisions	(37,508)
	$184,100
Net Cash Paid	
- Cash Paid for Acquisition	(50,571)
- PacMin Cash at Acquisition	7,702
	$(42,869)

F) REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

	Gold Division		Minerals Division		Unallocated		Consolidated	
INDUSTRIAL SEGMENTS	30/06/02 $'000	30/06/01 $'000	30/06/02 $'000	30/06/01 $'000	30/06/02 $'000	30/06/01 $'000	30/06/02 $'000	30/06/01 $'000
Sales to customers	326,592	282,912	193,443	146,027	-	-	520,035	428,939
Other revenue	-	-	-	-	14,916	7,032	14,916	7,032
Total revenue	326,592	282,912	193,443	146,027	14,916	7,032	534,951	435,971
Segment results before tax	(i) 29,873	63,650	79,967	61,302	(ii) (39,529)	(38,373)	70,311	86,579
Segment assets	668,274	366,714	324,831	224,023	266,203	154,435	1,259,308	745,172
Segment liabilities	98,089	35,683	37,072	33,361	503,509	355,499	638,670	424,543
Depreciation and amortisation	49,304	41,548	4,908	4,840	1,718	1,397	55,930	47,785

GEOGRAPHICAL SEGMENTS

The Company operates principally in Australia.

(i) Includes the $25 million write down of the Sons of Gwalia Underground mine at Leonora
(ii) Includes the $7.7 million profit on the sale of Kemerton Silica Sand

SONS OF GWALIA LTD
ACN 008 994 287

GWALIA

02 SEP 20 COPY

29 August, 2002
1100:tcl

Company Announcements Office
Australian Stock Exchange
sent via asxonline.com.au

Dear Sir

A presentation on Sons of Gwalia Ltd's (the "Company") preliminary financial results as detailed in the Company's announcement made to the market on 28th August 2002 was given to analysts, brokers and institutions today, 29th August 2002.

The presentation is available on the Company's website at www.sog.com.au.

Yours faithfully

For and on behalf of
Sons of Gwalia Ltd

Christopher Lalor
Executive Director

16 Parliament Place, PMB 16, West Perth, Western Australia 6872
Tel: (61-8) 9263 5555 Fax: (61-8) 9481 1271
E-Mail: gwalia@sog.com.au
www.sog.com.au

SONS OF GWALIA LTD
ACN 008 994 287

COPY

30 August, 2002
1102:tcl

Company Announcements Office
Australian Stock Exchange
sent via asxonline.com.au

Dear Sir

Attached is a letter that is being distributed to all Sons of Gwalia Ltd shareholders today.

Yours faithfully

For and on behalf of
Sons of Gwalia Ltd

Christopher Lalor
Executive Director

Att

16 Parliament Place, PMB 16, West Perth, Western Australia 6872
Tel: (61-8) 9263 5555 Fax: (61-8) 9481 1271
E-Mail: gwalia@sog.com.au
www.sog.com.au

PKL:EF:02.385
29 August 2002

LETTER TO SHAREHOLDERS

Dear Shareholder

The Company has made two important announcements to the Australian Stock Exchange in the last few days which we wanted to communicate to you as soon as possible.

FINANCIAL RESULTS FOR THE 2001-2002 YEAR

The Company reported a net profit after tax of $57.2 million. The after tax profit included significant items which reduced the after tax profit by $12.1 million. These resulted from a partial write-down in the carrying value of the Sons of Gwalia underground mine by $25 million offset by the profit on the sale of the Kemerton Silica Sand project of $7.7 million.

The profit after tax but before significant items was a record $69.3 million and represents the tenth consecutive increase in consolidated operating profit after tax and before significant items.

The after tax profit was based on a 22.7% increase in revenues to $525 million for the full year driven by record gold production and record tantalum production and sales.

The Board of Directors also decided to reduce the final dividend from 12.5 cents a share (previous) to 7.5 cents a share. We are disappointed that we have had to do this but it was a necessary step if the Company was to fund its existing and new businesses which require near term cash investment to enable the Company to maintain a sustainable growth profile. These included the mine development and exploration costs relating to the current expansion of its gold business, the completion of its tantalum expansion programmes and funding for potential investment in the mineral sands business

It should be noted that the dividend is still quite competitive by resource company standards with an annual yield of approximately 4 per cent for the 2002 financial year based on our current share price.

Meanwhile the Company continues to look for all possible opportunities to reduce operating costs and is progressing with its business improvement programmes which have already produced substantial cash savings.

GROWTH AND CONSOLIDATION IN OUR MINERAL SANDS BUSINESS

On 26 August 2002, the Company announced to the Australian Stock Exchange that it had entered into an agreement with BeMaX Ltd. which varies our rights in respect of the Ginkgo Mineral Sands Project in the Murray Basin. In simple terms, the Company now has the right to either move to 50 per cent of the Ginkgo Project or to sell our existing 25 per cent interest to BeMaX Ltd. for approximately $14 million.

The Company and BeMaX also announced that they had entered into a Sale and Purchase Agreement with a large global consumer of titanium minerals which would provide offtake arrangements for a significant proportion of the projected product from the Ginkgo Project.

We have also been invited to participate in the sale by Nissho Iwai of all of its interests in RZM Cable Sands and in the 50 per cent interest they own in their Joint Venture with us in the Murray Basin Titanium Project. RZM Cable Sand operates three mineral sands mines in Western Australia and also operates a large Minerals Separation Plant at Bunbury.

We will review these projects and then make a decision on the BeMaX situation.

There are a number of available alternatives which could include either withdrawing from the Ginkgo Project or increasing our interest in it to 50 per cent; increasing our interest in the Murray Basin Titanium Joint Venture to 100 per cent and possibly looking at the acquisition of the Cable Sands assets in Western Australia.

The primary objective in this process is to see if we can form a significant new mineral sands producer based on these assets.

Full details of the above can be found on our website at **www.soq.com.au** and, of course, you will receive full details in the September Quarterly Report.

Yours sincerely

PETER LALOR
EXECUTIVE CHAIRMAN